Exhibit 23.3

October 6, 2008

Board of Directors

Achillion Pharmaceuticals, Inc.

300 George Street

New Haven, CT 06511-6624

Dear Board Members:

We hereby consent to the use of our firm’s name, Fletcher Spaght, Inc. (“Fletcher Spaght”), in this Registration Statement on Form S-3, and any further amendments or supplements thereto, filed by Achillion Pharmaceuticals, Inc, and to the incorporation by reference therein to Achillion Pharmaceutical Inc.’s annual report on form 10-K for the year ended December 31, 2007, as well as the references to and summary of our valuation report (the “Report”) included therein. We also consent to the use of our firm’s name and the references to our Report in this Registration Statement on Form S-3 filed by Achillion Pharmaceuticals, Inc., and any amendments thereto, under the caption “Experts”.

Very truly yours,

/s/ Pearson Spaght

Fletcher Spaght, Inc.